

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc.'s Exemption Report (the exemption report), in which:

1) StanCorp Equities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) StanCorp Equities, Inc. states StanCorp Equities, Inc. is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- StanCorp Equities, Inc. limits its business activities exclusively to marketing group annuities and promoting various types of investments, including securities, to employer-sponsored employee benefit plans, and

- StanCorp Equities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to StanCorp Equities, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

StanCorp Equities, Inc.'s management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StanCorp Equities, Inc.'s compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Portland, Oregon
March 27, 2026

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

StanCorp Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to marketing group annuities and promoting various types of investments, including securities, to employer-sponsored employee benefit plans, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____
[StanCorp Equities, Inc.]

I, Jason M Burlie, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jason M Burlie
Title: President

March 27, 2026